

Mail Stop 4720

November 17, 2016

William H.W. Crawford, IV
Chief Executive Officer
United Financial Bancorp, Inc.
45 Glastonbury Boulevard, Suite 200
Glastonbury, CT 06033

> **Re:** **United Financial Bancorp, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 4, 2016**
> **File No. 333-214432**

Dear Mr. Crawford:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibits 25.1 and 25.2 – Statement of Eligibility of Trustee

1. We note your footnote "*" disclosure indicating that you intend to file Form T-1 by amendment to the registration statement or by a periodic report prior to the issuance of the applicable securities. Please note that companies relying on Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis must file separately the Form T-1 under the electronic form type "305B2" and not in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. For guidance, please refer to Question 220.01 of the Trust Indenture Act of 1939 Compliance & Disclosure Interpretations available on the Commission's website at www.sec.gov. Please revise the footnote disclosure accordingly.

Exhibit 5 - Opinion of Hickley, Allen & Snyder LLP

2.   We note your statement on page 15 of your registration statement that the senior indenture and the debt securities will be governed by the laws of the State of New York. We also note that counsel has limited its opinion to the laws of the State of Connecticut and the federal laws of the United States of America. Please have counsel revise its opinion to opine on the laws of the State of New York with respect to the debt securities. For guidance, please refer to Section II.B.1.e of Staff Legal Bulletin No. 19.

3.   Please have counsel revise its opinion in paragraph 4 to state that the depositary shares will entitle their holders to the rights specified in the deposit agreement. For guidance, please refer to Section II.B.1.d of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kate Donovan, Law Clerk, at (202) 551-8636 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: William W. Bouton III
        Hinckley, Allen & Snyder LLP